Skadden, Arps, Slate, Meagher & Flom llp
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NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
     October 11, 2006
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions

RE:	Energy Partners, Ltd. DFAN14A filed by ATS Inc. and Woodside Petroleum Ltd. on September 28, 2006
Dear Mr. Pressman:
          On behalf of ATS Inc. (“ATS”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated October 3, 2006 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by ATS on September 8, 2006, and the press release filed as additional soliciting materials by ATS on September 28, 2006 (the “Press Release”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Michael Pressman, Esq.
October 11, 2006

DFAN 14A submitted on September 28, 2006
Exhibit 99.1
1.	We note that you have included information about the premium shareholders would receive for tendering their shares as compared to the day before the tender offer was announced. Please include further disclosure to indicate that currently the bid offers no premium to market price and that the bid is currently less than what an individual could achieve in a sale into the market.

Response: In its public filings (including, in response to the Staff’s prior comments, a statement in the Proxy Statement that stockholders are urged to obtain current market quotations for the Shares), ATS has clarified that the premium presented by the Offer is based on the pre-Offer trading price of the Shares. Since the announcement of the Offer, the Shares have traded at or above ATS’s offer price, which is not uncommon in the context of a tender offer. In light of the foregoing, ATS believes that the statement in the Press Release regarding the premium, when taken together with ATS’s clear indication of its offer price and an investor’s reasonable knowledge of the current trading price of the Shares, is not misleading and stands on its own.

2.	Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. Please expand your disclosure accordingly. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and/or recharacterization as statements of belief or opinion:
•	“The EPL Board of Directors is telling stockholders to dilute their ownership and incur potentially crippling levels of debt in order to pay a premium to Stone stockholders, a vulnerability that is magnified by the recent downturn in commodity prices,”

•	“we have assembled a team of highly experienced and respected oil and gas executives to replace the existing directors of EPL”
Response: With respect to the first bullet in Comment 2, we direct the Staff’s attention to the paragraph under the second bulleted sentence (as amended and restated in response to the Staff’s prior comments) under the heading “REASONS TO VOTE ‘AGAINST’ THE PROPOSED STONE MERGER” in the Proxy Statement which states:
“If the Proposed Stone Merger is completed, the Company S-4 discloses that the combined company will be significantly more leveraged and such leverage will decrease its financial and operating

Michael Pressman, Esq.
October 11, 2006

flexibility. The Company S-4 states on page 21 that ‘anticipated benefits of the merger,’ such as administrative an operating synergies and related cost savings, ‘may not be realized fully or at all or may take longer to realize than expected.’ There is no guarantee that the Proposed Stone Merger will increase shareholder value.”
With respect to the second bullet in Comment 2, ATS believes that the chart on page 12 of the Preliminary Consent Statement on Schedule 14A (detailing the background of the ATS nominees) filed by ATS on September 29, 2006 (the “Consent Statement”), adequately supports the above referenced statement.

3.	We note that you discuss the high level of expertise offered by your chosen board of directors. Please indicate that holders who tender all of their shares would no longer have any ownership in the new company and would not be affected by your proposed board of directors. Similarly, please revise to indicate that holders who tender no shares or only a portion of their shares would likely be cashed out at a later time and would also not be affected by your proposed board of directors. Please explain how EPL shareholders would reap the benefits of your chosen board of directors. Additionally, please disclose your planned course of action if the Stone merger does not go through and the ATS offer is not completed.

Response: ATS notes the Staff’s comment and advises the Staff supplementally that, despite the fact that Energy Partners’ stockholders (including those who tender no Shares or only a portion of their Shares) would no longer have any ownership in Energy Partners were the Offer and the Second-Step Merger consummated, ATS believes that the stockholders will be affected by the composition of ATS’s proposed board of directors because, as noted in the Consent Statement, ATS expects that its nominees, subject to their fiduciary duties, will take such action as may be required to expedite the prompt consummation of ATS’s superior all cash Offer (such as taking actions necessary to meet certain open conditions of the Offer which, to date, the current board of Energy Partners has refused to do). ATS believes that nominees who possess relevant experience in the field of oil and gas exploration will be better equipped to evaluate any information they review in connection with exercising their fiduciary duties than would nominees without such industry experience. If elected as directors, such nominees would also be responsible for managing the affairs of Energy Partners including during any interim period between the consummation of the Offer and the Second-Step Merger, if consummated.

Michael Pressman, Esq.
October 11, 2006

ATS notes to the Staff on a supplemental basis that ATS currently intends to consummate the Offer and the Second-Step Merger. If, however, the Offer is not consummated, ATS may attempt to negotiate a merger agreement with Energy Partners, determine either to continue to hold the Shares it currently owns, purchase additional Shares in the public market or through privately negotiated acquisitions or dispose of such Shares.

4.	Please expand your disclosure to explain the conditions to the offer which have not yet been met.

Response: ATS acknowledges the Staff’s comment and if ATS makes similar statements in the future it will specifically refer stockholders to the description of the open conditions to the Offer provided in Section 14 of the Offer to Purchase and Annex A to the Proxy Statement.
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                    If you have any questions with respect to the foregoing, please contact me at (212) 735-2770 or Ken Wolff at (212) 735-2681.

Very truly yours,

/s/ Lou Kling Lou R. Kling